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November 24, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Laura Nicholson

Re:	TORM plc Draft Registration Statement on Form 20-F Filed November 15, 2017 CIK No. 0001655891
Dear Ms. Nicholson:
Reference is made to the draft confidential registration statement on Form 20-F (the "Draft Registration Statement") of TORM plc (the "Company") in connection with the registration of the Company's Class A common shares under Section 12(b) of the Securities Exchange Act of 1934, as amended, that the Company confidentially submitted to the U.S. Securities and Exchange Commission (the "Commission") for review on September 8, 2017. By letter dated October 4, 2017 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Draft Registration Statement. The amended draft registration statement on Form 20-F (the "Amended Draft Registration Statement"), which responded to the Staff's comments contained in the Comment Letter, was confidentially submitted to the Commission for review on October 13, 2017. By telephone call on October 25, 2017, the Staff confirmed to the Company that it had no further comments to the Amended Draft Registration Statement, subject to the Staff's review of the Company's registration statement on Form 20-F (the "Form 20-F Registration Statement"), which was initially publicly filed via EDGAR with the Commission on November 15, 2017.  By telephone call on November 22, 2017, the Staff provided the Company with an additional comment to the Form 20-F Registration Statement. The Company is today filing an amendment to the Form 20-F Registration Statement ("Amendment No. 1 to the Form 20-F Registration Statement") which responds to the Staff's oral comment.
Subject to the Staff's review of the Amendment No. 1 to the Form 20-F Registration Statement, the Company's expects to request that the Commission accelerate the effectiveness of the Form 20-F Registration Statement such that the Form 20-F Registration Statement become effective on November 30, 2017, which is at least 15 days after the initial public filing of the Form 20-F Registration Statement with the Commission.
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U.S. Securities and Exchange Commission
November 24, 2017

If you have any questions or comments concerning the enclosed, please feel free to telephone or e-mail the undersigned at (212) 574-1274;  billotti@sewkis.com or Gary Wolfe at (212) 574-1223;  wolfe@sewkis.com or Eliza Murray at (212) 574-1548; murray@sewkis.com.
Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Keith J. Billotti
Keith J. Billotti